Unisys Corporation

801 Lakeview Drive, Suite 100

Blue Bell, Pennsylvania 19422

June 13, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

100 F Street NE

Washington, D.C. 20549

Attn: Jan Woo

Re:	Unisys Corporation
Registration Statement on Form S-3
File No. 333-225576
Filed June 12, 2018

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Unisys Corporation (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-3 (File No. 333-225576) (the “Registration Statement”) be accelerated so that the Company’s Registration Statement will become effective at 4:00 PM, eastern time, on June 15, 2018, or as soon as thereafter as is practicable.

In connection with this request, we acknowledge to the Securities and Exchange Commission (the “Commission”) that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to direct any questions or comments concerning this request to Michael Friedman, Esq. of Pepper Hamilton LLP at (215) 981-4563.

UNISYS CORPORATION

By:	/s/ Gerald P. Kenney
Name: Gerald P. Kenney
Title: Senior Vice President, General Counsel and Secretary